August 19, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Nucor Corporation

Registration Statement on Form S-4 filed August 19, 2021 (File No. 333-258923)

Ladies and Gentlemen:

Nucor Corporation, a Delaware corporation (the “Issuer”), is providing this letter in connection with the above-referenced registration statement on Form S-4 (the “Registration Statement”), relating to an offer to exchange (the “Exchange Offer”) an aggregate principal amount of up to $439,312,000 of the Issuer’s 2.979% Notes due 2055 (the “New Notes”), which have been registered under the Securities Act of 1933, as amended (the “Securities Act”), pursuant to such Registration Statement, for a like principal amount of the Issuer’s outstanding 2.979% Notes due 2055 (the “Existing Notes”), which were issued in December 2020 in transactions that were exempt from, or not subject to, the registration requirements under the Securities Act. The Issuer is registering the Exchange Offer in reliance on the position of the staff of the United States Securities and Exchange Commission (the “Staff”) enunciated in Exxon Capital Holdings Corporation, SEC No-Action Letter (available May 13, 1988) (the “Exxon Capital Letter”), and Morgan Stanley & Co. Incorporated, SEC No-Action Letter (available June 5, 1991) (the “Morgan Stanley Letter”), as interpreted in Shearman & Sterling, SEC No-Action Letter (available July 2, 1993) (the “Shearman Letter”). The Exchange Offer will remain in effect for a limited time in compliance with Rule 14e-1 under the Securities Exchange Act of 1934, as amended, but will not require the Issuer to maintain an “evergreen” registration statement.

The Issuer has not entered into any arrangement or understanding with any person to distribute the New Notes to be received in the Exchange Offer and, to the best of the Issuer’s information and belief, each person participating in the Exchange Offer is acquiring the New Notes in its ordinary course of business and is not engaged in, does not intend to engage in, and has no arrangement or understanding with any person to participate in the distribution of the New Notes to be received in the Exchange Offer. In this regard, the Issuer will make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus or otherwise) that any security holder using the Exchange Offer to participate in a distribution of the New Notes to be received in the Exchange Offer (i) could not rely on the Staff’s position enunciated in the Exxon Capital Letter, the Morgan Stanley Letter or the Shearman Letter, or other interpretive letters to similar effect, and (ii) must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any secondary resale transaction, unless the secondary resale transaction is made pursuant to an exemption from such requirements, and be identified as an underwriter in the prospectus. The Issuer acknowledges that such a secondary resale transaction should be covered by an effective registration statement containing the selling security holder information required by Item 507 of Regulation S-K.

The Issuer will include in the letter of transmittal or similar documentation to be executed by an exchange offeree in order to participate in the Exchange Offer the following additional provisions: (i) if the exchange offeree is not a broker-dealer, a representation that it is not engaged in, and does not intend to engage in, a distribution of the New Notes; and (ii) if the exchange offeree is a permitted broker-dealer holding Existing Notes acquired for its own account as a result of market-making activities or other trading activities, an acknowledgment that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of New Notes received in respect of such Existing Notes pursuant to the Exchange Offer. The letter of transmittal or similar documentation with respect to the Exchange Offer also will include a statement to the effect that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act. In addition, the letter of transmittal with respect to the Exchange Offer will also include a representation that neither the broker-dealer nor any beneficial owner has any arrangement or understanding with any person to participate in the distribution of the Existing Notes or the New Notes within the meaning of the Securities Act.

[Signature Page Follows]

Very truly yours,

NUCOR CORPORATION

By:	/s/ Gregory J. Murphy
Name:	Gregory J. Murphy
Title:	Executive Vice President of Business Services and General Counsel

cc:	Wade B. Sample, Jr., Moore & Van Allen PLLC

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